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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

1.	Name and Address of Reporting Person*	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Claypoole, Roger H. (Last) (First) (Middle)		April 15, 2003

	One Moonlight Drive (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Sylvan Inc. (SYLN)		☐	Director	☒	10% Owner(1)
					☐	Officer (give title below)
		6.	If Amendment, Date of Original (Month/Day/Year)		☐	Other (specify below)
Worthington, PA 16262 (City) (State) (Zip)
				7.	Individual or Joint/Group Filing (Check Applicable Line)
					☐	Form Filed by One Reporting Person
					☒	Form Filed by More than One Reporting Person

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

No securities owned

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

Explanation of Responses:

(1) Mr. Claypoole (a designated filer of the persons signing this Statement), together with the other reporting persons set forth on page 4 and certain other persons not signatories to this Statement, is a member of a group that owns more than 10% of the issuer's outstanding common stock.

/s/ Roger H. Claypoole	May 2, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Joint Filer Information

Name: Snyder Associated Companies, Inc.
Address: P.O. Box 1022, One Glade Park East, Kittanning, PA 16201
Designated Filer: Roger H. Claypoole
Issuer & Ticker Symbol: Sylvan Inc. (SYLN)
Date of Event Requiring Statement: April 15, 2003

Signature:	Snyder Associated Companies, Inc.

By: /s/ Roger H. Claypoole

Name: Roger H. Claypoole

Title: Attorney-in-Fact (2)

Name: Chas. A. Neal & Company
Address: P.O. Box 269 Miami, Oklahoma 74355
Designated Filer: Roger H. Claypoole
Issuer & Ticker Symbol: Sylvan Inc. (SYLN)
Date of Event Requiring Statement: April 15, 2003

Signature:	Chas. A. Neal & Company

By: /s/ Roger H. Claypoole

Name: Roger H. Claypoole

Title: Attorney-in-Fact (3)

(2)	Executed pursuant to a Power of Attorney, dated May 2, 2003, a copy of which is attached hereto as Exhibit A.

(3)	Executed pursuant to a Power of Attorney, dated May 2, 2003, a copy of which is attached hereto as Exhibit B.

Exhibit A to Form 3

POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints Roger H. Claypoole, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director and/or 10% beneficial owner of Sylvan Inc. (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 2nd day of May, 2003.

SNYDER ASSOCIATED COMPANIES, INC

By: /s/ Thomas C. Snyder

Name: Thomas C. Snyder

Title: Vice-President

Exhibit B to Form 3

POWER OF ATTORNEY

     Know all by these presents, that the undersigned hereby constitutes and appoints Roger H. Claypoole, the undersigned’s true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned, in the undersigned’s capacity as an officer, director and/or 10% beneficial owner of Sylvan Inc. (the “Company”), Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 and the roles thereunder;

(2)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4 or 5 and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his discretion.

     The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

     This power of attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 with respect to the undersigned’s holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

     IN WITNESS WHEREOF, the undersigned has caused this power of attorney to be executed as of this 2nd day of May, 2003.

CHAS. A. NEAL & COMPANY

By: /s/ Charles C. Neal

Name: Charles C. Neal

Title: President